CUSIP No. 71722W107

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

Phathom Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

71722W107
(CUSIP Number)

Takeda Pharmaceutical Company Limited	Ropes & Gray LLP
1-1, Nihonbashi-Honcho 2-Chome	Prudential Tower, 800 Boylston Street
Chuo-ku, Tokyo 103-8668, Japan	Boston, MA 02199-3600
Attn: Yoshihiro Nakagawa	Attn: Zachary R. Blume, Esq
Tel: +81-3-3278-2111	Tel: +1 617- 951-7663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. (VOLUNTARY)		Takeda Pharmaceutical Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	8,672,000*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	8,672,000*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		8,672,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		24.7%**
14.	TYPE OF REPORTING PERSON		CO

* Includes 7,588,000 shares issuable upon exercise of a Warrant to purchase Common Stock.
** Based on 27,547,593 shares of Common Stock outstanding after the Issuer’s initial public offering, as reported in the Issuer’s final prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 28, 2019, and giving effect to the exercise in full of the Warrant.

CUSIP No. 71722W107

SCHEDULE 13D

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.0001 par value (the “Common Stock”), of Phathom Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2150 E. Lake Cook Road, Suite 800, Buffalo Grove, Illinois 60089.

Item 2.    Identity and Background.

(a)    This Schedule 13D is being filed on behalf of Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda” or the “Reporting Person”).

(b)-(c)    Takeda’s principal business is operating as a global research and development-based company focusing on pharmaceuticals. Takeda’s principal business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan. The name, business address and present principal occupation or employment of each director and executive officer of Takeda is set forth on Schedule I hereto.

(d)–(e)    During the last five years, neither the Reporting Person nor any of the individuals named in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Takeda is organized under the laws of Japan. The citizenship of each director and executive officer of Takeda is set forth on Schedule I hereto.

Item 3.    Source and Amount of Funds or Other Consideration.

On May 7, 2019, in connection with a license agreement entered into by Issuer and Takeda, the Issuer issued to Takeda the Common Stock reported herein, including a warrant to purchase 7,588,000 shares of Common Stock at an exercise price of $0.00004613 per share (the “Warrant”). The Warrant became exercisable on October 29, 2019, upon the completion of the Issuer’s initial public offering. The Warrant contains a net exercise provision and expires on May 7, 2029, subject to its earlier termination upon the completion of certain mergers, acquisitions and similar transactions. The Warrant is Exhibit A to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Item 4.    Purpose of Transaction.

Takeda acquired the securities of the Issuer pursuant to a stock issuance agreement with the Issuer in connection with the license agreement referred to in Item 3 above, and continues to hold such securities for investment purposes. Christopher W. Slavinsky, who is the Vice President, Takeda Center for External Innovation as well as Head, Gastroenterology Business Development, Externalization and Special Projects at Takeda is a member of the Issuer’s board of directors, as Takeda’s representative.

CUSIP No. 71722W107

Notwithstanding anything to the contrary in this Item 4, Takeda reserves the right to change its intentions with respect to its right to designate a member to serve on the Issuer’s board of directors should present circumstances change.

Takeda intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations any agreement or agreements that have been or may be entered into with the Issuer. Takeda reserves the right to change its intention with respect to any or all of such matters at any time. In reaching any decision as to its course of action (as well as to the specific elements thereof), Takeda currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth above, Takeda does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)-(b)     The information requested by these paragraphs is incorporated herein by reference to the cover page to this Schedule 13D.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

CUSIP No. 71722W107

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 above is incorporated herein by reference.

Pursuant to a Note Purchase Agreement entered into by the Issuer on May 7, 2019 with certain lenders and stockholders, including the Reporting Person (the “Note Purchase Agreement”), Takeda has certain customary registration rights with respect to its shares of Common Stock, including the shares issuable upon exercise of the Warrant. The Note Purchase Agreement is Exhibit B to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Pursuant to the Underwriting Agreement entered into by the Issuer with the underwriters of its initial public offering, Takeda is subject to certain lock-up provisions with respect to its securities of the Issuer for the Lock-Up Period as defined in the Form of Lock-Up Agreement. The Form of Lock-Up Agreement is Exhibit C to this Schedule 13D, and any description thereof is qualified in its entirety by reference thereto.

Item 7.    Material to be Filed as Exhibits.

Exhibit A – Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 30, 2019)
Exhibit B – Note Purchase Agreement (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 30, 2019)
Exhibit C – Form of Lock-Up Agreement (incorporated by reference to Annex II to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 30, 2019)

CUSIP No. 71722W107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

CUSIP No. 71722W107

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of Takeda Pharmaceutical Company Limited are set forth below. The business address for each such individual is c/o Takeda Pharmaceutical Company Limited, 1-1, Nihonbashi-Honcho 2-Chome, Chuo-ku, Tokyo 103-8668, Japan.

Director	Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer of Takeda Pharmaceutical Company Limited	France
Costa Saroukos	Chief Financial Officer of Takeda Pharmaceutical Company Limited	Australia
Masato Iwasaki, Ph.D.	President, Japan Pharma Business Unit of Takeda Pharmaceutical Company Limited	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda Pharmaceutical Company Limited	US
Olivier Bohuon	Director and Chairman at LEO Pharma A/S	France
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Advisor of LIXIL Group Corporation	Japan
Steven Gillis, PhD	Managing Director at ARCH Venture Partners	US
Masahiro Sakane	Advisor of Komatsu Ltd.	Japan
Toshiyuki Shiga	Chairman and CEO of INCJ, Ltd.	Japan
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	France and Singapore
Shiro Kuniya	Managing Partner of Oh-Ebashi LPC & Partners	Japan
Yasuhiko Yamanaka	Full-time Audit and Supervisory Committee Member of Takeda Pharmaceutical Company Limited	Japan
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland

CUSIP No. 71722W107

Executive Officer	Title - Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer	France
Masato Iwasaki, Ph.D.	President, Japan Pharma Business Unit	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Marcello Agosti	Global Business Development Officer	Italy
Teresa Bitetti	President, Global Oncology Business Unit	US
Milano Furuta	Corporate Strategy Officer and Chief of Staff	Japan
Gerard Greco	Global Quality Officer	US
Haruhiko Hirate	Corporate Communications and Public Affairs Officer	Japan
Julie Kim	President, Plasma-Derived Therapies Business Unit	US
Mwana Lugogo	Chief Ethics and Compliance Officer	Kenya
Ricardo Marek	President, Growth and Emerging Markets Business Unit	Brazil
Yoshihiro Nakagawa	Global General Counsel	Japan
Giles Platford	President, Europe and Canada Business Unit	UK
Ramona Sequeira	President, United States Business Unit	Canada
Camilla Soenderby	Chief Patient Value and Product Strategy Officer	Denmark
Padma Thiruvengadam	Chief Human Resources Officer	US
Rajeev Venkayya	President, Vaccine Business Unit	US
Thomas Wozniewski	Global Manufacturing and Supply Officer	Germany